EXHIBIT 1

                     JOINT FILING AGREEMENT


          In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Option regarding Shares of common stock, par value $.001 per share, of Wismer-Martin, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 30th day of May, 1996.

PHYSICIAN COMPUTER NETWORK, INC.

By:  /s/ Thomas P. Wraback
     Thomas P. Wraback

Its: Vice President and Finance


/s/ Jeffry Picower
Jeffry Picower



(Joint Filing Agreement for Schedule 13D - Wismer-Martin,
Inc.)